Exhibit 99.1

NOTICE TO THE MARKET JBS USA FOOD COMPANY ANNOUNCES TENDER OFFERS FOR CERTAIN OUTSTANDING SERIES OF NOTES

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS” or “Company”) in accordance with the Brazilian Securities and Exchange Commission Resolution No. 44/21, as amended, communicates to its shareholders and the market that JBS USA Food Company announced today the commencement of tender offers to purchase for cash its outstanding series of notes listed in the table below (collectively, the “Notes”) for a combined aggregate purchase price, excluding accrued and unpaid interest, of up to $500 million (the “Maximum Amount”).

	Title of Security	CUSIP/ISIN	Principal Amount Outstanding	Pool 1 Tender Cap(1)	Acceptance Priority Level(2)	U.S. Treasury Reference Security(3)	Bloomberg Reference Page	Fixed Spread	Early Tender Payment (4)(5)
Pool 1 Tender Offers	6.500% Senior Notes due 2029	46590XAA4, L56608AA7 and 46590XAK2/ US46590XAA46, USL56608AA73 and US46590XAK28	$77,973,000	$400,000,000	1	4.625% UST due 6/15/27	FIT1	+ 145 bps	$50
	5.750% Senior Notes due 2033	L56608AL3 and 46590XAY2 / USL56608AL39 and US46590XAY22	$2,049,668,000		2	4.375% UST due 5/15/34	FIT1	+ 130 bps	$50
2034 Notes Tender Offer	6.750% Senior Notes due 2034	47214BAA6 and L5659AAA5/ US4721BAA61 and USL5659AAA53	$1,600,000,000	—	3	4.375% UST due 5/15/34	FIT1	+ 140 bps	$50

(1)  $400,000,000 represents the maximum aggregate purchase price payable, excluding the applicable accrued and unpaid interest (the “Pool 1 Tender Cap”), in respect of the 6.500% Senior Notes due 2029 and 5.750% Senior Notes due 2033 (together, the “Pool 1 Notes”), which may be purchased in the Pool 1 Tender Offers. There is no “tender cap” applicable to the 6.750% Senior Notes due 2034.

(2)  Subject to the Maximum Amount, the Pool 1 Tender Cap and proration, if applicable, the principal amount of each series of Notes that is purchased in the tender offers will be determined in accordance with the applicable Acceptance Priority Level (in numerical priority order) specified in this column.

(3)  The applicable par call date is, with respect to (i) the 6.500% Senior Notes due 2029, April 15, 2027, (ii) the 5.750% Senior Notes due 2033, January 1, 2033 and (iii) the 6.750% Senior Notes due 2034, December 15, 2033.

(4)  Per $1,000 principal amount of Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase.

(5)  The Total Consideration (as defined below) for each series of Notes validly tendered prior to or at the Early Tender Date and accepted for purchase is calculated using the applicable Fixed Spread (as defined below) and is inclusive of the applicable Early Tender Payment (as defined below). The Total Consideration for each series of Notes does not include the applicable accrued and unpaid interest, which will be payable in addition to the applicable Total Consideration.

The tender offers are being made upon the terms, and subject to the conditions, described in the offer to purchase, dated June 11, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which sets forth a detailed description of the tender offers. JBS USA Food Company reserves the right, but is under no obligation, to increase or decrease the Maximum Amount and/or increase, decrease or eliminate the Pool 1 Tender Cap in the table above in its sole discretion, at any time, without extending or reinstating withdrawal rights, subject to compliance with applicable law.

The tender offers for the Notes will expire at 5:00 p.m., New York City time, on July 11, 2024, or any other date and time to which JBS USA Food Company extends the applicable tender offer (such date and time, as it may be extended with respect to a tender offer, the “Expiration Date”), unless earlier terminated. Holders of Notes must validly tender and not validly withdraw their Notes prior to or at 5:00 p.m., New York City time, on June 25, 2024 (such date and time, as it may be extended with respect to a tender offer, the applicable “Early Tender Date”), to be eligible to receive the applicable Total Consideration, which is inclusive of an amount in cash equal to the applicable amount set forth in the table above under the heading “Early Tender Payment” (the “Early Tender Payment”), plus accrued and unpaid interest. If a holder validly tenders Notes after the applicable Early Tender Date but prior to or at the applicable Expiration Date, the holder will only be eligible to receive the applicable Late Tender Offer Consideration (as defined below), plus accrued and unpaid interest.

The applicable consideration (the “Total Consideration”) offered per $1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the applicable tender offer will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Notes (the “Fixed Spread”) plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security at 10:00 a.m., New York City time, on June 26, 2024. The “Late Tender Offer Consideration” for each series of Notes is equal to the Total Consideration minus the Early Tender Payment for each series of Notes. Holders will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the applicable settlement date.

Notes tendered after the applicable Early Tender Date but prior to or at the applicable Expiration Date will be eligible for purchase only if and to the extent that the aggregate purchase price, excluding the applicable accrued and unpaid interest, of Notes that are validly tendered and accepted for purchase in the tender offers as of the Early Tender Date is less than the Maximum Amount, subject to the Pool 1 Tender Cap and the Acceptance Priority Levels.

JBS USA Food Company (or one of its affiliates) intends to fund the purchase of validly tendered and accepted Notes with cash on hand.

The tender offers will expire on the applicable Expiration Date. Provided that the conditions of the applicable tender offer are satisfied, JBS USA Food Company (or any of its affiliates) reserves the right, in its sole discretion, to make payment for Notes validly tendered prior to or at the Early Tender Date and accepted for purchase on an earlier settlement date, which, if applicable, is expected to be within three business days after the Early Tender Date, or as promptly as practicable thereafter. Otherwise, payment for the Notes validly tendered prior to or at the Expiration Date, and accepted for purchase, will be made within three business days after the Expiration Date, or as promptly as practicable thereafter.

Tendered Notes may be withdrawn prior to or at, but not after, 5:00 p.m., New York City time, on June 25, 2024, unless extended or earlier terminated by JBS USA Food Company.

The tender offers are subject to the satisfaction or waiver of certain conditions, which are specified in the Offer to Purchase. The tender offers are not conditioned on any minimum principal amount of Notes being tendered.

Information Relating to the Tender Offers

BMO Capital Markets Corp., Citigroup Global Markets Inc., Mizuho Securities USA LLC and RBC Capital Markets, LLC are the dealer managers for the tender offers. Investors with questions regarding the terms and conditions of the tender offers may contact BMO Capital Markets Corp. at (833) 418-0762 (toll-free) or (212) 702-1840 (collect) or by email at LiabilityManagement@bmo.com, Citigroup Global Markets Inc. at (800) 558-3745 (toll-free) or (212) 723-6106 (collect) or by email at ny.liabilitymanagement@citi.com, Mizuho Securities USA LLC at (866) 271-7403 (toll-free) or (212) 205-7736 (collect) and RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 618-7843 (collect) or by email at liability.management@rbccm.com.

D.F. King & Co., Inc. is the tender and information agent for the tender offers. Investors with questions regarding the procedures for tendering Notes may contact the tender and information agent by email at jbs@dfking.com, or by phone at (212) 269-5550 (for banks and brokers only) or (800) 967-4614 (for all others, toll-free). Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

The full details of the tender offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. The Offer to Purchase may be obtained from D.F. King & Co., Inc., free of charge, by calling (212) 269-5550 (for banks and brokers only) or (800) 967-4614 (for all others, toll-free) or by email at jbs@dfking.com.

Neither the Offer to Purchase nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The tender offers are being made solely on the terms and conditions set forth in the Offer to Purchase. Under no circumstances shall this news release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of JBS S.A. or any of its subsidiaries, including JBS USA Food Company. The tender offers are not being made to, nor will JBS USA Food Company accept tenders of Notes from, holders in any jurisdiction in which the tender offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. No recommendation is made as to whether holders should tender their Notes. Holders should (i) carefully read the Offer to Purchase because it contains important information, including the various terms and conditions of the tender offer, (ii) consult their own investment and tax advisors and (iii) make their own decisions whether to tender Notes in the tender offers, and, if so, the principal amount of Notes to tender.

Important Notice Regarding Forward-Looking Statements

This news release includes statements reflecting assumptions, expectations, intentions or beliefs about future events that are intended as “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. All statements included in this news release, other than statements of historical fact, that address activities, events or developments that JBS USA Food Company’s management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent JBS USA Food Company’s reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause JBS USA Food Company’s actual results and financial position to differ materially from those contemplated by the statements. Forward-looking statements in this news release are identified by words such as “may” or “will”, or similar expressions and include suggestions of future outcomes, including statements about: the purchase of the Notes and amount of the consideration paid therefor; the expected source of funds for the tender offers; the deadlines, determination dates and settlement dates specified herein in regards to the tender offers; increasing or decreasing the Maximum Amount and/or increasing, decreasing or eliminating the Pool 1 Tender Cap; and the payment of accrued and unpaid interest. Forward-looking statements relate only to the date they were made and JBS USA Food Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

São Paulo, June 11, 2024.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer

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